ROBERTSON & WILLIAMS
                         Attorneys and Counselors At Law

                        3033 N.W. 63rd Street, Suite 200
                       Oklahoma City, Oklahoma 73116-3607
                       (405) 848-1944 . Fax (405) 843-6707


                                November 16, 2005


Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
Washington, D.C. 20549

          Re: Revelstoke Industries, Inc.
              Amendment No. 4 to Registration Statement filed November 16, 2005 File No. 333-122862

Dear Mr. Shuman:

     Transmitted herewith for electronic filing with the Securities and Exchange Commission (the "Commission") is one complete copy of Amendment No. 4 ("Amendment No. 4") to the Form SB-2 Registration Statement of Revelstoke Industries, Inc. (the "Company"), File No. 333-122862, including exhibits, signed in accordance with the regulations and marked to show the changes from the Amendment No. 3 to the Registration Statement as filed with the Commission on October 24, 2005.

     In response to your comment letter dated November 15, 2005, we have the following responses. The numbered responses correspond to your comments, taken in numerical order.

Prospectus Cover Page
---------------------

Comment No. 1       The Cover Page of the Prospectus has been revised to include the information required under Item 501(a)(9)(iii) of Regulation SB. We have also put the same disclosure language concerning no minimum purchase requirements under the Plan of Distribution.

Signatures
----------

Comment No. 2       We have added appropriate identification that Mr. McDougall is also the Principal Accounting Officer for the Company.

                    We made some additional date changes in the prospectus to reflect a more current date for some of the information provided. Such changes are appropriately marked.

     If you have any questions regarding and of the information set forth herein, please do not hesitate to contact the undersigned at 405-848-1944.

                                                    Very truly yours,

                                                    /s/ Mark A. Robertson
                                                    ----------------------------
                                                        Mark A. Robertson
                                                        For the Firm

MAR:dl
cc:      Gordon McDougall
         Glen Wallace